Exhibit 23.4

[Letterhead of Guantao Law Firm]

August 4, 2005

China Medical Technologies, Inc.

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176, People’s Republic of China

Ladies and Gentlemen:

We hereby consent to the use of our name under the captions “Legal Matters” and “Enforceability of Civil Liabilities” in the prospectus included in the registration statement on Form F-1, amended filed by China Medical Technologies, Inc. on August 4, 2005, with the Securities and Exchange Commission under the Securities Act of 1933, as amended. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the regulations promulgated thereunder.

Sincerely yours,

/s/ Guantao Law Firm